Exhibit 99.57

PURATEIN® AND SUPERTEIN™ GRAS NOTIFIED
-
U.S. FOOD & DRUG ADMINISTRATION ISSUES NO OBJECTION LETTER ON GRAS STATUS OF PURATEIN® AND SUPERTEIN™

Vancouver, British Columbia, August 30, 2010 — Burcon NutraScience Corporation (TSX – BU) (“Burcon”) announced today that the U.S. Food and Drug Administration (FDA or the Agency) has issued a no objection letter with respect to Puratein® and Supertein™ canola protein isolates.

This response indicates the FDA has no objection to the conclusion that Puratein® and Supertein™ are Generally Recognized as Safe (GRAS) among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements, and nutritional bars.

Based on the information provided, as well as other information available to the FDA, the Agency has no questions at this time regarding the conclusion that Puratein® and Supertein™ are GRAS under the intended conditions of use. As such, Puratein® and Supertein™ are now considered to be GRAS Notified.

Burcon’s patented process for the production of Puratein® and Supertein™ canola protein isolates broadly separates the two naturally occurring proteins found in canola. The two naturally occurring proteins in canola, cruciferin and napin, have highly distinct functional and nutritional characteristics, similar to the way that the two proteins in egg, egg-yolk and egg-white, have distinct characteristics. Burcon’s patented process for the production of Puratein® and Supertein™ canola protein isolates thereby creates two distinct protein ingredients with separate and distinct nutritional and functional profiles allowing for their use in a broader variety of food and beverage applications.

“Receipt of the official response from the U.S. Food & Drug Administration paves the way for the advancement of our canola protein isolates Puratein® and Supertein™. Producers of branded food and beverage products demand quality safe ingredients,” said Johann F. Tergesen, President and Chief Operating Officer, adding, “To our knowledge, no other canola protein has achieved this level of regulatory recognition. This marks a significant milestone in the development of Puratein® and Supertein™ canola protein isolates for use in food and beverage applications.”

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 135 issued patents in various countries, including 20 issued U.S. patents, and in excess of 200 additional pending patent applications, 66 of which are U.S. patent applications.

###

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca

AXINO AG
Wolfgang Seybold, Investor Relations Europe
AXINO AG, Königstraße 26, 70173 Stuttgart, Germany
Tel. +49-711-25 35 92-40 / Fax +49-711-25 35 92-55
wolfgang.seybold@axino.de www.burcon.net